UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 10)*


                             IBERIABANK CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    450828108
                                 (CUSIP Number)

                                DECEMBER 31, 2006

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X Rule 13d-1(b)

  Rule 13d-1(c)

  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 450828108

1.   Name of Reporting Persons.

     IBERIABANK CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN TRUST, BY DELAWARE CHARTER GUARANTEE & TRUST COMPANY AS TRUSTEE


     THE REPORTING PERSON IS AN EMPLOYEE BENEFIT PLAN SUBJECT TO THE PROVISIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974.


     I.R.S. Identification Nos. of above persons (entities only) 51-0099493


2.   Check appropriate box if a Member of a Group (a) (b)


3.   SEC use only

4.   Citizenship or Place of Organization DELAWARE


Number of Shares Beneficially Owned by Each Reporting Person With:

5.   Sole Voting Power 0

6.   Shared Voting Power 501,875

7.   Sole Dispositive Power 0

8.   Shared Dispositive Power 0

9.   Aggregate Amount Beneficially owned by Each Reporting Person 501,875

10. Check if Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.  Percent of Class Represented by Amount in Row (9) 3.95%

12.  Type of Reporting Person EP

ITEM 1.

(a)  Name of Issuer IBERIABANK CORPORATION

(b)  Address of Issuer's Principal Executive Offices
                           200 WEST CONGRESS STREET
                           LAFAYETTE, LA 70501

ITEM 2.

(a)  Name of Person Filing

     DELAWARE  CHARTER  GUARANTEE & TRUST  COMPANY AS TRUSTEE OF THE  IBERIABANK
     CORPORATION   RETIREMENT  SAVINGS  PLAN  TRUST,   SUCCESSOR  TO  IBERIABANK
     CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN TRUST


(b)  Address of Principal Business Office or, if none., Residence

                           DELAWARE CHARTER GUARANTEE & TRUST COMPANY
                           1013 CENTRE ROAD
                           WILMINGTON, DELAWARE 19805

(c)  Citizenship DELAWARE

(d)  Title of Class of Securities COMMON STOCK, PAR VALUE $1.00 PER SHARE

(e)  CUSIP Number 450828108

ITEM  3.  IF  THIS  STATEMENT  IS  FILED  PURSUANT  TO   SS.SS.240.13D-1(B)   OR
240.13D-2(B) OR (C), CHECK WHETHER PERSON FILING IS A:

(f)  X  An  employee   benefit  plan  or  endowment  fund  in  accordance   with
     ss.240.13d-1(b)(1)(ii)(F);


ITEM 4. OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned: 501,875
(b)  Percent of class: 3.95%

(c)  Number of shares as to which the person has:
     (i)  Sole power to vote or to direct the vote 0.
     (ii)Shared power to vote or to direct the vote 501,875
     (iii) Sole power to dispose or to direct the disposition of 0.
     (iv) Shared power to dispose or to direct the disposition of 0.


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS: As of December 31, 2006, the reporting person owns less than five percent of the total outstanding shares.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: NO APPLICABLE

ITEM 9. NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10. CERTIFICATION: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of having or influencing the control of the issuer of the securities and are not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            DELAWARE CHARTER GUARANTEE & TRUST COMPANY

                            /s/ JILL SIMONDS
                            ------------------------------
                                JILL SIMONDS
                                VICE PRESIDENT OF OPERATIONS
                                FEBRUARY 14, 2007